EXHIBIT (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Nine Months Ended November 3, 2007 and October 28, 2006

and for the Most Recent Five Fiscal Years

	Nine Months Ended		Fiscal Year Ended
	Nov. 3,	Oct. 28,	Feb. 3,	Jan. 28,	Jan. 29,	Jan. 31,	Feb. 1,
(millions)	2007	2006	2007	2006	2005	2004	2003
Ratio of Earnings to Fixed Charges
Earnings from continuing operations before tax	$2,959	$2,687	$4,497	$3,860	$3,031	$2,603	$2,227
Capitalized Interest	(54)	(37)	(47)	(42)	(18)	(8)	(13)
Adjusted earnings from continuing operations before income tax	2,905	2,650	4,450	3,818	3,013	2,595	2,214
Fixed charges:
Interest expense (a)	541	472	646	532	607	569	618
Interest portion of rental expense	69	65	88	84	85	68	48
Total fixed charges	610	537	734	616	692	637	666
Earnings from continuing operations before income taxes and fixed charges	$3,515	$3,187	$5,184	$4,434	$3,705	$3,232	$2,880
Ratio of earnings to fixed charges	5.76	5.94	7.06	7.21	5.35	5.07	4.33

Note: Computation is based on continuing operations.

(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefits, which is recorded within income tax expense.